MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JULY 31, 2008
PREPARED AS OF SEPTEMBER 23, 2008

Introduction

The following sets out the Management Discussion and Analysis (“MD&A”) of the financial position and results of operations for the fiscal quarter ended July 31, 2008 of Micromem Technologies Inc. (the “Company”, “Micromem” or “we”).  This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements and accompanying notes for the fiscal period ending July 31, 2008, which are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements.  The words “may”, “would”, “could”, “will”, “likely”, “estimate”, “believe”, “expect”, “forecast” and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially.  In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the nature of the business activity that it is involved with which is affected by numerous factors beyond the Company’s control; the existence of present and possible future government regulation; the significant and increasing competition that exists in the Company’s business sector, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2008
TABLE OF CONTENTS
PREPARED AS OF SEPTEMBER 23, 2008

I.	Highlights during the Quarter Ended July 31, 2008
II.	Key Business Relationships
III.	Board and Committee meetings/Management
IV.	Going Concern
V.	Operating Results and Financial Position
VI.	Quarter Ended July 31, 2008 compared to Quarter Ended July 31, 2007
VII.	Liquidity and Capital Resources
VIII.	Critical Accounting Policies
IX.	Commitments and Contingencies
X.	Disclosure Controls
XI.	Financial Instruments
XII.	Off Balance Sheet Arrangements
XIII.	Transactions with Related Parties
XIV.	Share Capital
XV.	Subsequent Events

Tables

1.

Selected annual and quarterly information from Consolidated Statements of Comprehensive Loss and Deficit

2.

Selected annual and quarterly information from Consolidated Balance Sheets

3.

Summary of financing raised by quarter

4.

Outstanding stock options and common share purchase warrants at July 31, 2008

Unless otherwise indicated, $ amounts reported are stated in U.S. dollars

MICROMEM TECHNOLGIES INC.
CONSOLIDATED FINANCIAL STATMEENTS
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2008
PREPARED AS OF SEPTEMBER 23, 2008

I.

HIGHLIGHTS DURING THE QUARTER ENDED JULY 31, 2008

a.

The Company secured additional financing during the quarter of $1,063,877 through a series of private placements and through the exercise of outstanding common share options and common share purchase warrants and issued a total of 1,997,818 common shares relating to such financing.  In addition, the Company reports cash subscriptions received of $668,000 with respect to 1,670,000 common share purchase warrants exercised during the quarter; the Company issued the related common shares in August.

b.

The Company issued a further 676,886 common shares during the quarter as follows:

i.

646,886 common shares were issued under the terms of a financial advisory services agreement which the Company executed in June 2005.  The agreement stipulated that the arm’s length advisory firm was entitled to the “cashless” exercise of 800,000 common share purchase warrants at $0.40 per share prior to June 30, 2008; these warrants were fully exercised in May 2008.

ii.

30,000 common shares were issued to the University of Toronto (“the UofT”) in June 2008 as partial consideration for the final settlement of the balance owing to the UofT.  The common shares had a market value of $59,100 on the issue date and formed part of the total consideration of $184,100 paid to the UofT to settle the Company’s outstanding balance payable to the UofT.  The working relationship with the UofT commenced in 2002-2003 and concluded amicably when the Company shifted its development activities to Global Communication Services (“GCS”), the California-based industrial foundry, in mid-2007.

c.

The Company announced the initial product qualification shipments of its patented magnetic sensor which is based on the Hall effect.  The sensors have been produced in the GCS foundry in traditional package configuration and were distributed to key potential strategic partners for field evaluation.

d.

The Company continued the working arrangement with BAE Systems which it previously announced in April 2008.  The Company placed an initial deposit of $200,000 in April 2008 and in August 2008 committed a further $200,000 to this initiative as part of an overall commitment of up to $1.2 million over a 12 month period through April 2009.  Subsequent to July 31, 2008 the Company paid an additional $200,000 to BAE under the terms of the purchase order.    The objective is to integrate Micromem’s patented technology into the BAE Systems military platforms, sensor systems and space based platforms.   To that end the Company anticipates that it will negotiate a comprehensive foundry services agreement with BAE Systems before the end of calendar 2008.

e.

The Company held a number of initial meetings with other potential strategic development partners and customers during the quarter-ended July 31, 2008 and is encouraged by the prospects to develop business relations and future sales opportunities from these initial meetings. The Company has issued production quality magnetic sensors to a number of potential clients who have expressed an interest in incorporating our technology into their products. These companies, as part of a Micromem Material Transfer Agreement, will also evaluate and test our sensors and report back third party validation data.

f.

In May 2008 the Company filed its response with the U.S. Department of Labor, Occupational Safety & Health Administration (“OSHA”) relating to the claim filed in February 2008 by the Company’s former Chief Technology Officer, Cynthia Kuper.  She claimed that the Company had engaged in discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002 when it served her with four months notice of termination of her contract on a without cause basis in November 2007.  In June 2008, Dr. Kuper responded to the Company’s filing with OSHA and this precipitated another submission to OSHA by the Company on July 8, 2008.

On July 18, 2008 the independent OHSA investigator concluded that there was no reasonable cause to believe that the Company had violated the Sarbanes Oxley legislation and thus dismissed the claim filed by Dr. Kuper.  Subsequent to July 31, 2008 Dr. Kuper appealed OSHA’s dismissal of the claim; the Company continues to monitor this situation and it remains committed to strenuously responding to further developments, if any, which may arise going forward.

g.

In May 2008 the Company adopted a Shareholder rights plan to ensure the fair treatment of all shareholders in the event of any take-over offer for the Company’s common shares.  The Shareholder rights plan was approved at the Company’s Annual Meeting of Shareholders on June 25, 2008.

h.

Subsequent to July 31, 2008 (Section XVI):

i.

The Company entered into employment contracts with three senior officers of the Company, which contracts were approved by the Compensation Committee and the Board of Directors.

ii.

The Board of Directors granted a total of 1,400,000 common stock options to directors, officers and consultants to the Company.

iii.

The Company entered into a contract with a New York City-based investor relations firm for an initial period of up to 12 months.

iv.

The Company hired an independent public accounting firm to complete an in-depth review of its internal control processes in keeping with standard/prescribed regulatory requirements.

i.

The Company continued to engage Morgan Lewis LLP, a large national law firm based in Washington, D.C.  Morgan Lewis has represented the Company in its dealings with the claim filed by Dr. Kuper (refer to Section (f) above) and with respect to the Company’s intellectual property portfolio.  In this latter context, the Company filed several provisional patents during the quarter ended July 31, 2008.

II.

KEY BUSINESS RELATIONSHIPS

Our key business/strategic relationships currently include:

a.

Our relationship with GCS as our foundry partner supplier whom we expect to continue working with through the balance of calendar 2008.

b.

Our relationship with Strategic Solutions Inc. as our design and engineering consultants with whom we expect to continue working with through the balance of calendar 2008.

c.

The Company maintains its intellectual property filings on an up-to-date basis through its association with Morgan Lewis LLP, a large U.S.-based law firm with significant expertise in intellectual property.

d.

BAE Systems with whom the Company announced in April 2008 that it has commenced a technology integration initiative at the BAE foundry in Nashua, New Hampshire.

e.

Ongoing technical marketing and product development services are being provided by Steven Van Fleet, a director and President of MAST Inc. and by Henry Dreifus, a director, through his company, Dreifus Associates, Ltd.

III.

BOARD AND COMMITTEE MEETINGS

We held our Annual Meeting of Shareholders on June 25, 2008 and held a meeting of our Board of Directors after the Annual Meeting.

The Company’s Audit Committee consists of three independent directors and supervises all of the Company’s quarterly and annual filings.   It also has the responsibility for developing and overseeing governance-related matters – disclosure policies, insider trading policies and whistle blower policies. Our Audit Committee met formally in June 2008; the Chair of the Audit Committee and our Chief Financial Officer interact on a regular basis as required.

The Company’s Compensation Committee held two formal meetings during the quarter.

Our Technical Advisory Committee held ongoing informal discussions throughout the quarter ended July 31, 2008.

The shareholders elected our slate of directors to one year terms at our Annual meeting in June 2008.  Our Board of Directors consists of Salvatore Fuda, Chairman; Joseph Fuda, President; David Sharpless, Chair of the Audit Committee; Steven Van Fleet, Head of Project Development and President of Micromem Applied Sensor Technologies, Inc., Henry Dreifus who provides consulting services and our outside directors, Messrs Larry Blue, Chair of our Technical Advisory Committee and a member of the Disclosure Committee, Oliver Nepomuceno, a member of our Audit and Compensation committees and Andrew Brandt, Chair of the Compensation Committee and a member of the Audit Committee.  The directors’ biographies have most recently been updated as part of our 20F filings as of March 3, 2008 and are available on SEDAR.

Our management team includes Joseph Fuda, President; Steven Van Fleet, Head of Project Development and President of MAST Inc., our U.S. subsidiary; Dan Amadori, Chief Financial Officer and Jason Baun, Chief Information Officer.  We have a four person staff.  The Company recovers a portion of the staff costs from associated companies which operate from the same office premises as the Company.  All product development and other technical initiatives are outsourced, as above. The Company has completed its initial research phase.

IV.

GOING CONCERN

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

We have incurred substantial losses to date.  It will be necessary for us to raise additional funds in order to continue to develop, test and commercially exploit our technology.  There is no certainty that such financing will be available in the future.

Our ability to continue as a going concern is independent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

These consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business.   If the “going concern” assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

V.

OPERATING RESULTS AND FINANCIAL POSITION

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2003-2007 and for the quarterly information through July 31, 2008.  Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2003-2007 and the information through July 31, 2008.

Financial Position at July 31, 2008:

The Company reports working capital of $726,529 at July 31, 2008 (2007: deficiency of $964,838).

The cash loss from operations was $1,241,969 in the quarter (2007: $511,186); this was supported by cash financing raised during the quarter totaling $1,717,877 (2007:  $24,000).

The components of the financing raised during the quarter were:

	2008	2007
Private placement financings	$368,750	$ -
Exercise of stock options	28,000	-
Exercise of warrants	1,335,127	24,000
Settlement of accounts payable	59,100	-
	$1,790,977	$24,000

Subsequent to July 31, 2008 the Company has secured additional equity financing as follows:

Exercise of stock options:	$ 18,000
Private placement financings:	343,500
$361,500

At July 31, 2008 the Company reports 9,555,000 stock options outstanding which expire at various points in time over the next five years if unexercised.   If all of these options were exercised, the Company would realize approximately $7.2 million of subscription proceeds (Table 4).

At July 31, 2008 the Company has 550,000 common share purchase warrants outstanding which if exercised would realize $419,000 of proceeds (Table 4).

VI.

Quarter Ended July 31, 2008 compared to Quarter Ended July 31, 2007:

The Company remains in pre-revenue mode.  It reported interest income totaling $3,258 in 2008 (2007:  nil). Given the increased activity in 2008 operating costs have increased over the comparable period in 2007.

Administration costs were $207,322 for the quarter (2007:  $99,266).  The significant components included $75,000 with respect to the costs associated with our Annual Meeting (2007:  $36,000); insurance expense of $16,000 (2007:  $7,000) – we have increased our D&O coverage in 2008; shareholder information and filing fees of $18,000 (2007:  $11,000); website related expenses of $18,000 (2007:  nil); business development expenses of $19,000 (2007:  $3,000) – due to more activity in the current year; foreign exchange related costs of $24,000 (2007:  $13,000) and all other costs of $37,000 (2007:  $29,000).

Professional, management and consulting fees and salaries totaled $617,628 for the quarter (2007: $406,298).  The components include:

a.

Gross salaries and benefits of $78,000 (2007:  $52,000) of which $30,000 (2007:  $21,000) was rebilled to other companies that share these costs with the Company.

b.

Legal fees of $240,000 (2007:  $67,000) – the Company incurred additional costs in 2008 with respect to the Shareholder rights plan adopted in June 2008, with respect to the defense against the claim filed by Dr. Kuper and with respect to patent filings.

c.

Accounting fees of $26,000 (2007:  nil) relating to the internal control certification testing which the Company undertook during the quarter.

d.

Management fees of $116,000 (2007:  $135,000) paid to the Chairman, the CEO and the CFO – in 2007 the Company reported $74,000 of such costs plus $61,000 pertaining to our CTO whose services were terminated in November 2007.  These payments have been approved by the Compensation Committee and the Board of Directors.

e.

Consulting fees of $161,000 (2007:  $24,000) including fees paid to Dreifus Associates Limited, Inc. of $85,000 and to the President of MAST of $52,000 – which costs were minimal in 2007 and $24,000 to our Chief Information Officer (2007:  $8,000).  These payments have been approved by the Compensation Committee and the Board of Directors.

f.

Non-cash stock compensation expense of $26,000 associated with stock options vested during the quarter (2007:  $150,000).

Product development expenses totaled $350,218 during the quarter (2007:  $121,202) including $211,000 paid to Strategic Solutions (2007:  $44,000); $54,000 paid to GCS, our industrial foundry (2007:  nil); $114,000 paid to BAE Systems (2007:  nil); other expenses of $36,000 to various suppliers (2007:  nil).  We recovered approximately $75,000 of charges previously accrued as part of our final settlement with the UofT during the quarter (2007:  nil). In 2007 we incurred $15,000 of fees paid to the UofT researchers (2008:  $10,000) and $62,000 paid to Dr. Kuper our former CTO (2008:  nil).

Travel and entertainment expenses totaled $93,335 during the quarter (2007:  $27,056).  This included $44,000 relating to new business development initiatives in 2008 and in general higher travel related expenses incurred by the management team in relation to greater levels of business activity, reporting and legal matters etc.

The Company reported a loss of $1,280,143 or $0.02 per share in the quarter ended July 31, 2008 (2007:  net loss of $660,675 or $0.01 per share).

VII.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity:

Table 3 provides a summary of the financing that was raised in 2006-2007 and for the quarters ending January 31, April 30 and July 31, 2008.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our memory and sensor technologies.  At July 31, 2008 our working capital was $726,529 (2007: deficiency of $964,838).  We must obtain financing to fund our operations.

We currently have no lines of credit in place and must obtain financing from new investors and from investors who currently hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers, employees and outside consultants options to purchase shares at prices that are at or above market price on the date of grant.  A summary of the outstanding options and warrants are provided in Table 4.

Capital Resources

We have no commitments for capital expenditures as of July 31, 2008; during the quarter we incurred approximately $21,000 of expenditures for capital assets.

VIII.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates set forth below.

Canadian GAAP:

Our financial statements are prepared in conformity with Canadian GAAP which require our management to make estimates and assumptions which can affect the reported balances.  In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail.  Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

Foreign current translation:

Accounts recorded in foreign currency have been converted to United States dollars as follows:

  Current Assets and Current Liabilities at the prevailing exchange rates at the end of the year;

  Other Assets at historical rates;

  Revenues and expenses are translated at the average monthly exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and

  Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Stock-based compensation:

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, we recognized employee stock-based compensation costs under the intrinsic value-based method and provided proforma disclosure of the impact on net income and earnings per share as if the fair value-based method has been applied.  Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs.  Accordingly the financial statements at October 31, 2004 has been restated for the effect of the stock-based compensation costs that we had incurred to that date, which expense previously was disclosed on a proforma basis.  The stock-based compensation expense for options granted since October 31, 2004 has been reflected as an expense in the consolidated statement of operations.

Research and Development costs:

We are a development stage company. Research and development costs are expensed in the period incurred.

Unit Private Placements:

The Company has adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. In that the Unit private place price is equal to the common share price at the issue date of the Unit, the Company has assigned 100% of the proceeds to the common shares and a nil value to the attached warrants.

IX.

COMMITMENTS AND CONTINGENCIES:

a.

Technology development agreement with Estancia:

To the extent that the Company generates revenue in future relating directly and specifically to the Vemram patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.  To date no revenues have been generated.

b.

Operating leases:

We have operating lease commitments which expire in 2010 with respect to our head office.   The future annual minimum annual lease payments are approximately as between 2007 – 2010 are $127,000 per annum.

c.

Legal matters:

Other than the claim filed by Dr. Kuper, our previous CTO (as outlined above), there are currently no outstanding legal matters to which the Company is a party; the claim filed by Dr. Kuper was dismissed in July 2008 and she has subsequently appealed this decision.

We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws.  We maintain insurance policies that may provide coverage against certain claims.

d.

Royalties:

The Company has obligations under the terms of the License Agreement signed with the UofT in June 2005.  To date no royalty obligations have been incurred, as the Company has not generated any revenues.

e.

Contracts:

In January 2005, we entered into an employment agreement with Dr. Cynthia Kuper for her services as our CTO.  The agreement extended for 2 years with a cancellation clause which could be executed by the Company at any time with 4 months notice provided.  The base remuneration stipulated in the employment agreement was $260,000 per year. In September 2006, with an effective date of January 2007, this agreement was extended under the same terms, conditions and cancellation clauses.  In November 2007, in accordance with the terms of the agreement the Company served four months notice to terminate this agreement.  In February 2008, the Chief Technology Officer filed a claim through counsel, with respect to alleged discriminatory employment practices in violation of the Sarbanes Oxley Act of 2002.  The Company vigorously denies these allegations which it considers malicious and frivolous.   These claims were dismissed by the independent examiner in July 2008 and Dr. Kuper has since appealed this decision.

On May 29, 2005, we entered into a new employment agreement with the Chairman of the Board of Directors, Salvatore Fuda (the “Chairman”), for a period from January 1, 2005 through September 30, 2009.  Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company.  We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 subject to a minimum annual compensation amount of $150,000 in Canadian funds.  At our option, we can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares.  Under this contract, the expense as reported was $37,500 (2007: $37,500).

Subsequent to July 31, 2008 the Company entered into management contracts with several key officers (Section XIV), which contracts were approved by the Compensation Committee and the Board of Directors.

X.

DISCLOSURE CONTROLS:

Pursuant to Multilateral Instrument 52-109, Certification of Disclosures in Issuer’s Annual and Interim filings, management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded that they meet required standards.

The Company has few employees and a predictable number of accounting transactions per quarter.  The Company undertakes to ensure that all material developments and transactions are identified and reported upon on a timely basis.  Specific procedures that have been adopted include:

a.

The Board of Directors meets on a regular basis to monitor all of the business activity of the Company and to review the appropriate disclosure requirements

b.

The Audit Committee meets on a regular basis for the purpose of reviewing all required filings with the regulators and to review the related disclosures.

c.

The senior management team works closely to monitor and to report on the business developments within the Company on a timely basis.  This includes the President, the Chief Financial Officer, the Chief Information Officer and the Company’s Controller.

The Company believes that it maintained appropriate information systems, procedures and controls to ensure that information used internally and disclosed internally is complete, accurate, reliable and timely.  The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports are recorded, processed, summarized and reported accurately.

In spite of its evaluation, management does recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.  In the unforeseen event that lapses in the disclosure controls and procedures occur and/or mistakes arise, the Company intends to take the necessary steps to minimize the consequences thereof.

XI.

FINANCIAL INSTRUMENTS:

It is management’s opinion that the Company is not exposed to significant interest rate and credit risks arising from the financial instruments and the fair value of financial instruments approximates the carrying value.

XII.

OFF-BALANCE SHEET ARRANGEMENTS:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

XIII.

TRANSACTIONS WITH RELATED PARTIES:

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by respective parties.  These transactions relate to office salaries, rent and other expenses.

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009.  Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company.  The Company has agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds ($158,800 U.S. funds at October 31, 2007 exchange rates).  At the Company’s option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is 2 million common shares.  The Company determined that the compensation expense in fiscal 2007 was $292,542 Canadian funds ($309,232 U.S. funds at the then current exchange rates) under this agreement.

The total compensation expense recorded for the quarter ending July 31, 2008 under the terms of the contract was $37,500 (2007:  $37,500).

The balance reported, as due to the Chairman at July 31, 2008 was $112,500.

In the normal course of business, the Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence.  These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.  For the quarter ending July 31, 2008, the Company charged approximately $45,000 to these related entities for rent, salaries and other expenses incurred (2007: $35,000).  At July 31, 2008 the Company reports accounts receivable from such parties totaling $88,851 (2007:  $31,992).

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who serve as officers and directors of the Company.  The total compensation reported as paid to such parties during the quarter ended July 31, 2008 was $225,322 (2007:  $104,000).  The Company reports in accounts payable at July 31, 2008 an amount of $142,118 as due to these parties (2007:  $130,000).  The payments have been approved by the Compensation Committee and the Board of Directors.

XIV.

SHARE CAPITAL:

At July 31, 2008 the Company reports 80,528,779 common shares outstanding (2007:  11,268,799).  Additionally the Company has 9,555,000 stock options outstanding with a weighted average exercise price of $.75 (2007:  10,000,000 options outstanding with a weighted average exercise price of $.51) and a total of 350,000 outstanding warrants to acquire common shares with a weighted average exercise price of $.41 (2007: 4,848,818 outstanding warrants with a weighted average exercise price of $.53).

XV.

SUBSEQUENT EVENTS:

a.

In August 2008 the Company issued 1,670,000 common shares with respect to warrants exercised for which the Company realized proceeds of $668,000 prior to July 31, 2008 and for which it reports subscriptions received at July 31, 2008.

b.

A director exercised 25,000 options and the Company realized proceeds of $18,000.

c.

The Company completed a series of private placements issuing 336,819 common shares and realized proceeds of $343,500.

d.

The Company entered into two year employment contracts with 3 directors and a short-term research service contract with another outside director in August 2008.   The commitments under the employment contracts total approximately $40,000 per month through May 2010.  The commitment under the service contract totals approximately $228,000 through December 31, 2008.  These contracts have been approved by the Compensation Committee and the Board of Directors.

e.

In August 2008 the Company granted a total of 1,400,000 common stock options to directors, officers, employees and outside consultants all at a strike price of $1.50 per share and which have a 5 year term.   Of the total options granted 1,200,000 options vest over a period of 12 months and 200,000 options have vesting provisions which are tied to certain performance milestones.  The non-cash cost associated with these options, calculated in accordance with the Black Scholes option-pricing model, is approximately $1.129 million.

f.

In September 2008 the Company entered into a contract with an investor relations firm for an initial term of 12 months.  Under the terms of the contract, which can be terminated at any time with 30 days notice by either party, the Company has committed to monthly fees of $13,500 and has issued a total of 300,000 common shares which shares are to be released over 12 months at a rate of 25,000 shares per month.

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Table 1
Micromem Technologies Inc Management Discussion and Analysis July 31, 2008

Fiscal year ending	Interest and other		Loss per share (basic
October 31	income	Net Loss	and fully diluted)

2007	2,586	(2,811,378)	(0.04)

2006	9,930	(4,058,180)	(0.06)

2005	8,703	(4,035,483)	(0.07)

2004	4,746	(2,314,298)	(0.043)

2003	20,121	(1,767,965)	(0.038)

Quarter ending

April 30, 2006	-	(333,768)	(0.005)

July 31, 2006	1,025	(530,370)	(0.01)

October 31, 2006	7,686	(2,459,560)	(0.04)

January 31, 2007	2,166	(357,766)	(0.005)

April 30, 2007	420	(524,908)	(0.005)

July 31, 2007	-	(600,100)	(0.01)

October 31, 2007	-	(1,328,604)	(0.02)

January 31, 2008	1,493	(720,055)	(0.01)

April 30, 2008	2,988	(1,180,108)	(0.02)

July 31, 2008	3,258	(1,280,143)	(0.02)

Table 2
Micromem Technologies Inc Management Discussion and Analysis July 31, 2008

Selected Balance Sheet Information (all amounts in United States dollars)

		Capital
Fiscal year ending	Working capital	asssets at	Other		Shareholders
October 31	(deficiency)	NBV	Assets	Total Assets	equity (deficit)

2007	(1,531,855)	-	-	329,232	(1,531,855)

2006	(448,923)	-	-	465,440	(448,923)

2005	(74,831)	-	-	728,375	(74,831)

2004	34,685	2,925	-	474,234	37,610

2003	100,670	3,768	-	350,138	104,438

Quarter ending

April 30, 2006	(474,295)			366,027	(474,295)

July 31, 2006	(114,137)			598,481	(114,137)

October 31, 2006	(448,923)			465,440	(448,923)

January 31, 2007	(451,689)			299,877	(451,689)

April 30, 2007	(477,651)			273,695	(477,651)

July 31, 2007	(964,838)			88,331	(964,837)

October 31, 2007	(1,531,855)			329,232	(1,531,855)

January 31, 2008	(1,728,948)			214,854	(1,728,948)

April 30, 2008	209,329	8,857		1,066,373	218,186

July 31, 2008	726,529	27,868		1,569,288	754,397

Table 3
Micromem Technologies Inc Management Discussion and Analysis July 31, 2008

Summary of financing by raised by quarter

Quarter ending	Shares	Price / share	$

April 2006
Exercise of Options	1,600,000	0.30	480,000

July 2006
Exercise of Options	1,100,000	0.30	330,000
Exercise of Warrants	771,850	0.63 (ave)	485,548
Private Placements	150,000	0.50	75,000
	2,021,850		890,548

October 2006
Exercise of Options	700,000	0.30	210,000

January 2007
Exercise of Options	1,000,000	0.30	300,000

April 2007
Exercise of Options	600,000	0.30	180,000
Exercise of Warrants	417,500	0.40	167,000
	1,017,500		347,000

July 2007
Exercise of Warrants	60,000	0.40	24,000

October 2007
Exercise of Options	100,000	0.72	72,000
Private Placements	1,577,368	0.45	716,230
	1,677,368		788,230

January 2008
Private Placements	1,003,900	0.49 (ave)	493,685

April 2008
Exercise of Options	1,370,000	0.70 (ave)	964,500
Exercise of Warrants	83,500	0.40	33,400
Private Placements	2,450,508	0.68 (ave)	1,673,752
	3,904,008		2,671,652

July 2008
Exercise of Options	45,000	0.62 (ave)	28,000
Exercise of Warrants	3,337,818	0.40	1,335,127
Private Placements	285,000	1.29 (ave)	368,750
In settlement of A/P	30,000	1.97	59,100
Cashless warrants	646,886		-
	4,344,704		1,790,977

Table 4
Micromem Technologies Inc Management Discussion and Analysis July 31, 2008

Outstanding options	Strike price	Expiry date

150,000	0.70	11/ 30/08
20,000	1.12	02/15/09
50,000	2.31	02/15/09
1,180,000	0.65	06/16/09
50,000	0.91	06/17/09
200,000	0.30	07/18/09
50,000	0.63	11/15/09
300,000	0.60	03/22/10
1,975,000	0.72	05/27/10
4,300,000	0.80	07/13/11
350,000	0.36	04/15/12
30,000	0.50	05/31/12
225,000	0.60	10/31/12
325,000	1.01	02/15/13
350,000	1.20	02/15/13
9,555,000	0.75 (average)

Total proceeds if all options exercised:		$7,213,150

Outstanding Warrants

250,000	0.50	09/27/09
100,000	0.60	01/15/09
200,000	1.17	07/01/09
550,000	0.76 (average)

Total proceeds if all warrants exercised:		$419,000